UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 11, 2018

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI - DEALING IN SECURITIES BY AN EXECUTIVE DIRECTOR**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")

11 May 2018

NEWS RELEASE

DEALING IN SECURITIES BY AN EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that an executive director has dealt in ordinary shares of the Company, after having received clearance to do so in terms of JSE Listings Requirement 3.66.

The resignation of AngloGold Ashanti Chief Executive Officer Mr Srinivasan Venkatakrishnan was announced on 16 April 2018, as well as his intention to remain in his role until 30 August 2018. In terms of the rules of the AngloGold Ashanti share incentive plans, all share awards granted to an employee lapse if not exercised by the date of the employee's departure from the company.

During 2014 and 2015, Mr Venkatakrishnan opted to convert his 2013 cash retention bonus and 2014 Bonus Share Plan cash bonus on a pre-tax basis into AngloGold Ashanti shares which resulted in the conversion of 118,428 AngloGold Ashanti shares. These shares were restricted until retirement, or resignation, or termination of employment, or any corporate activity resulting in a change of control or death, whichever came first ("the Restricted Shares"). As Mr Venkatakrishnan has now resigned the restriction has been lifted and he is able to take ownership of the Restricted Shares. A portion of the Restricted Shares has been sold to cover the tax liability as detailed below.

In advance of his scheduled departure from AngloGold Ashanti, Mr Venkatakrishnan has, therefore, opted to:

• exercise all categories of vested share awards granted to him since 2010 ("Vested Share Awards") (499,469 AngloGold Ashanti shares); and
• sell sufficient AngloGold Ashanti shares to cover his tax costs in respect of the exercise of the Vested Share Awards and the Restricted Shares (279,073 AngloGold Ashanti shares)

Exercise of Vested Share Awards

Name of executive director	S Venkatakrishnan
Name of company	AngloGold Ashanti Limited
Date of transaction	10 May 2018
Nature of transaction	Off market exercise of Vested Share Awards
Class of security	Ordinary shares
Number of shares exercised	499,469
Exercise price per share	R110.6729
Value of transaction	R55,277,682.6901
Extent of interest	Direct beneficial
Prior clearance to deal	Obtained

Related taxes have been paid by the Executive Director by selling a portion of the shares as detailed below:

Sale of shares to settle tax costs

Name of executive director	S Venkatakrishnan
Name of company	AngloGold Ashanti Limited
Date of transaction	10 May 2018
Nature of transaction	On-market sale of shares to fund tax liability in relation to costs incurred in the exercise of the Vested Share Awards and the Restricted Shares
Class of security	Ordinary shares
Number of shares sold	279,073
Average price of shares sold	R110.5862
Lowest price of shares sold	R109.5500
Highest price of shares sold	R112.0000
Value of transaction (excluding brokerage and other fees)	R30,861,622.5926
Extent of interest	Direct, beneficial
Prior clearance to deal	Obtained

The net impact resulting from the transactions above is that Mr Venkatakrishnan will retain 463,203 AngloGold Ashanti shares (including the balance of the Restricted Shares after the disposal to settle the relevant tax costs and AngloGold Ashanti shares held in his personal portfolio), which he will continue to own as an investment. Mr Venkatakrishnan will forfeit all share awards that have not yet vested.

ENDS

11 May 2018
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

Investor and Media Contacts

Stewart Bailey +27 81 032 2563 / +27 11 637 6031 sbailey@anglogoldashanti.com

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 11, 2018

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance